Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Advanced Robotics Corp.
177 E Colorado Blvd
Pasadena, CA 91105
www.advanced-robotics.ai

Up to $1,000,000.44 in Common Stock at $1.18
Minimum Target Amount: $9,999.32

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Advanced Robotics Corp.
Address: 177 E Colorado Blvd, Pasadena, CA 91105
State of Incorporation: CA
Date Incorporated: November 09, 2020

Terms:

Equity

Offering Minimum: $9,999.32 | 8,474 shares of Common Stock
Offering Maximum: $1,000,000.44 | 847,458 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.18
Minimum Investment Amount (per investor): $100.30

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives*

Time-Based

Friends and Family Early Birds

Invest within the first 72 hours and receive additional 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive additional 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares.

Amount-Based

$2,000+

First Volume Tier

10% Bonus Shares, Monthly Investor Newsletter, and 10% discount on visual servo robotic arm.

$5,000+

Second Volume Tier

15% Bonus Shares, Monthly Investor Newsletter, and 15% discount on visual servo robotic arm.

$10,000+

Third Volume Tier

20% Bonus Shares, Monthly Investor Newsletter, and 20% discount on visual servo robotic arm.

$20,000+

Fourth Volume Tier

25% Bonus Shares, Monthly Investor Newsletter, and 25% discount on visual servo robotic arm.

**All perks occur when offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

Advanced Robotics Corp. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.18 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $118. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Advanced Robotics was incorporated as a C-Corp in November 2020 in Pasadena, California. The company utilizes a visual servo robotic systems to deliver medications in pharmacies. Our solution provides an end-to-end integrated robotic system with medical database access and deep learning methodologies for medication delivery. The primary goal of the company is to provide a scalable solution, reduce labor induced errors and costs, and eventually improve the quality of service in the health care industry.

Competitors and Industry

The company operates in the medication dispensing industry. In the existing retail market, the market participants are a) independent market stores, b) online marketplaces like Amazon mail-in service, c) subscription-based long-term care medication vendors like McKesson, and d) traditional retail pharmacies including CVS, Walgreens, and Walmart.

For Amazon and Mckesson, they are online ordering/subscription-based medication dispensing and providing sales through mail. The order to ship time is in days. The medication dispensing is not directly provided on the spot. After a hopital visit and the doctor's prescription, the patient cannot get the medication in a timely manner.

For retail medication vendors such as CVS, Walgreens, and Walmart, the dispensing process is labor intensive. These competitors employ different levels of a shrinking workforce including pharmacists, pharma-techs, and pharma-clerks. The labor costs significantly drive up the medication dispensing costs. Also, there are very few 24 hours operating stores. The dispensing errors are from human errors with similar medication names, such as acetazolamide or acetohexamide, dexamethasone or dextromethorphan, etc. There are dispensing errors due to human distraction and fatigue.

For a typical robot system deployed in pharmacy stores, it is the in-cabinet robotic system like Scriptpro by Omnicell. The robot is confined within a cabinet and doesn't provide any interaction with the patients and reshelving action using the robotic arm.

The overall revenue in the pharmacy store industry reached $319.3B in 2021. The global pharmacies and drug stores market is expected to grow from $971.51 billion in

2020 to $1,038.6 billion in 2021 at a compound annual growth rate (CAGR) of 6.9%. (Source: Research and Markets)

Current Stage and Roadmap

The company was incorporated as a C-Corp in November 2020 in Pasadena, California. We've been working the visual-servo robotic arm and proving its functionality. Along side of the major structure element, we've been working the following:

- Integration of databases to generate counseling information

- NLP processing and synthesize the knowledge of drugs, patients limits into speech output to the speaker

- Facial recognition to establish an AI identifiable patient info databases

- ID design of the TRL7 robot

- Patent and trademark filing for the product

We have completed the TRL-5 model and performed the medication consultation using the model. We demonstrated this model to invited pharmacists for review. We received positive feedback from the tests and 4 pharmacy stores subscribed for the pilot testing. We completed the TRL-7 robot assembly, and we are actively testing the software and hardware integration. The TRL-7 robot will conduct its pilot run in December 2021.

The Team

Officers and Directors

Name: Yuliang Du

Yuliang Du's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO and Chairman of the Board
  Dates of Service: February 26, 2021 - Present
  Responsibilities: Manage the product development, marketing and strategic planning with partners. His salary is at $50k annually, and he holds equity in the company.

Other business experience in the past three years:

- **Employer:** UBTECH Robotics
  Title: Staff Hardware Engineer
  Dates of Service: June 15, 2020 - December 21, 2020
  Responsibilities: Manages Hardware Development for UV-Bot, Delivery Robot,

Companion Robot

Other business experience in the past three years:

- **Employer:** Intellisense Systems Inc.
  Title: Sr. FPGA Engineer
  Dates of Service: April 15, 2019 - June 15, 2020
  Responsibilities: Writes proposals for DOD SBIR Phase 1 projects; Develop verilog code for $1M radars

Other business experience in the past three years:

- **Employer:** Thinkom Solutions
  Title: Sr. FPGA Engineer
  Dates of Service: March 01, 2017 - April 15, 2019
  Responsibilities: Manages airborne SATCOM antenna controller design and coding

Other business experience in the past three years:

- **Employer:** Advanced Robotics Corp.
  Title: Chief Technology Officer & Secretary
  Dates of Service: January 01, 2021 - February 01, 2021
  Responsibilities: Duties related to being a CTO and Secretary.

Name: Ken Chen

Ken Chen's current primary role is with NewDealDesign. Ken Chen currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Secretary, ID Designer, Market Developer
  Dates of Service: February 16, 2021 - Present
  Responsibilities: Manage the company business development, robot mechanical and ID designs. His salary is $50k annually, and he holds equity in the company.

Other business experience in the past three years:

- **Employer:** UBTECH Robotics
  Title: ID Designer
  Dates of Service: March 01, 2020 - September 30, 2020
  Responsibilities: Design the outer skin of a robot

Other business experience in the past three years:

- **Employer:** Asus
  Title: Contractor
  Dates of Service: September 30, 2020 - December 31, 2020
  Responsibilities: Design a concept laptop

Other business experience in the past three years:

- **Employer:** Xiaomi Co.
  Title: Intern
  Dates of Service: September 01, 2019 - January 31, 2020
  Responsibilities: Intern, Design a concept cell phone

Other business experience in the past three years:

- **Employer:** NewDealDesign
  Title: Industrial Design Intern
  Dates of Service: August 01, 2021 - Present
  Responsibilities: Industrial designing for the company.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Common Stock in the amount of up to $1,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of

Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing an integrated robotic system with medical database access and deep learning methodologies for medication delivery. Our revenues are therefore dependent upon the pharmacy and drug store market.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our Kaduceo Robotics System. Delays or cost overruns in the development of our Kaduceo Robotics System and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have

agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Kaduceo Robotics Systems is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns several trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its

intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional

employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We face Market Competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Yuliang Du	1,000,000	Common Stock	47.3

The Company's Securities

The Company has authorized Common Stock, and KISS Notes. As part of the Regulation Crowdfunding raise, the Company will be offering up to 847,458 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 2,115,000 outstanding.

Voting Rights

There are no voting rights associated with Common Stock.

Material Rights

The total amount outstanding includes 1,000,000 shares to be issued pursant to stock options, reserved but unissued.

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

KISS Notes

The security will convert into Preferred stock, common stock, or series seed preferred stock, depending on the conversion trigger and the terms of the KISS Notes are outlined below:

Amount outstanding: $50,000.00
Maturity Date: February 06, 2023
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $1,000,000.00
Conversion Trigger: Next Equity Financing, Corporate Transaction, or Maturity Conversion

Material Rights

There are no material rights associated with KISS Notes.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $50,000.00
  Use of proceeds: Product development
  Date: August 31, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $14,000.00
  Number of Securities Sold: 5,241
  Use of proceeds: This fund is to cover the manufacturing costs for the robotic system.
  Date: May 21, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The company will continue to operate at a slow burn rate without revenue generation. We have a patent filed, we have the prototype made, and we will slowly develop the code and win customers. A few team members are working on coding/designing part time right now, all in the Los Angeles area.

With funding at $250,000, we expect to deliver 10 robots for $80,000 with installation. We will be able to convert 2 people full time, and we expect the funding will last 12 months until the next significant raise.

With funding at $500,000, we expect to deliver 50 robots for $150,000, and we will have 3-4 team members working for 12 months. We expect to have significant input on the revenue side if we deploy 50 robots.

Foreseeable major expenses based on projections:

To achieve the break even point, we will need to deploy 50 robots at $3,000 BOM cost, that will be $150,000 in expenditure. We will recruit additional 2 software engineers at a market price of $100,000 per annum. Right now, a few team members are working part time on the project. To convert them to work full time, we will need an additional $250,000 for one ID designer, 1 EE, and 1 software architect. The ME and marketing are still working on contracts. To run the company for a full year at this rate, we will need $450,000 for 5 engineers and $150,000 for BOM, that will help the company to reach the breakeven point at a deployment rate of 50 robots per annum.

Future operational challenges:

Advanced Robotics has the funding to carry the project through the full development cycle. The major operational challenges come from the deployment. In the deployment phase, we will see the initial cost on the logistics to set up the rail for robot movement, to modify the controlled robot action with customers on the flight and to expand the use scenario in the dispensing process. To reach the software control maturity, a dedicated team of 2-3 software engineers are needed for embedded linux C/C++ programming. On the Cloud computation, we will need to further develop the patient history and transaction info database. To fully deploy the robotic system to 50 stores to break even, we will also need a marketing/sales expert to drive the sale. As such, a significant raise of capital on the recruitment of key personnels is needed.

Future challenges related to capital resources:

To ramp up the company operation and to reach the break even, Advanced Robotics will need external capital injection. It's the 80-20 rule. We spend 20% of time to achieve 80% of the functionality, but we will need 80% of the effort to complete the rest of the 20%. We have reached TRL-7 level in product maturity for a limited release; the key personnel cost will be the main capital expenditure in the next phase to complete the TRL-9 wide release.

Future milestones and events:

Several milestones are ahead of us. After achieving deployment of 10 robots in different pharmacy stores, we will be able to get the installation cost per square footage and COGS averaged. That will set a solid number for the business model input. Per lease model calculation, we expect to achieve the break even point at 50 robot deployment at a rate of 50 robots per annum. The MRR is expected to reach $100k for a team of 6-8 people. To achieve a higher growth, such as 500 robots per annum, we will need a marketing/sales team to drive the sale. The core tech team will grow to 10 people and we will need the marketing/sales team to shoulder the campaign and customer support.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of November 11, 2021, the Company has $8,119 cash and a credit card with Bank of America that has a credit limit of $20,000 with an outstanding balance of $6,027.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We have an additional $100,000 fund to support the Company for product deployment. To accelerate the full maturity and growth for robot deployment in the field, we will need to get the funding from the campaign to fund the 10-20 robots in pharmacies, depending on the final raise amount. This deployment is considered an important step to the success because these robots will generate revenue at $100,000-$200,000 ARR. We would be able to convert the team members to full time and develop the robot at a much faster speed. We could allocate time for NSF/DoD SBIR proposal writing to support the R&D effort. Even at the lower end of the raise volume, the team could work on the project with a SOW and 1099 payment. We would expect the delivery is much faster.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We have an additional $100,000 funds to keep the Company moving forward. Some of the group members are working part-time on the project. To speed up the activities, full-time employment at the range of $50,000-$75,000 salary is expected. Meanwhile, we have a few SBIR/STTR projects pending approval. We expect to be supported on the SBIR on the R&D, but the commercialization program on the pharmacy dispensing robot will be hindered.

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 80% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal of $1M.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We will be running the Company at a $20,000 monthly burn rate (3 full time employees + materials acquisition). If the Company raises the minimum offering amount of $9,999.32, those funds will support the Company for less than 1 month. We anticipate the Company will continue to operate and apply for opportunities from SBIR. Another path forward is to partner with the pharmacy store customers as investors. We will be able to work on the beta product but on a smaller scale, further validate the business model if we can only raise the minimum offering amount.

How long will you be able to operate the company if you raise your maximum funding goal?

We have a significant price benefit when we reach the maximum funding goal. The salary range for pharmacy techs and in-store pharmacists are constantly going up. While for a 24-hour robot system, the cost will always be lower. Technology is always the most important depreciating factor for a better quality of service.

With the maximum funding goal achieved, we plan to expand the team to 8 full-time people at $50,000-$100,000 (1 ID designer/$50k, 2 ME/$80k, 2 EE/$80k, 2 software engineer/$90k, 1 marketing), the Company plans to deploy 100 robots at $20k per robot of a $2M ARR. The Company will be able to significantly improve the product maturity and market adaptability. In terms of the longevity of the Company, we expect the Company to stand on its own and sustain the growth for many years ahead.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We are applying for NSF American Seed Fund (pitch accepted), DoD DLA212-007 SBIR funding. Meanwhile, we are entering for the most fundable company (Pepperdine) and Cedar Sinai accelerator program. We are in talks with accredited investors on the future capital raises.

Indebtedness

- **Creditor:** Bank of America

Amount Owed: $5,000.00
Interest Rate: 0.0%

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $2,495,700.00

Valuation Details:

Advanced Robotics Corp. set its pre-money valuation based on the following factors:

Team Value Drivers

Knowledge

Advanced Robotics provides the differentiating robotic system to an industry with known problems. We have a strong team with robotic technology, software and pharmacy store operations. We have customers signed up for product deployment.

Network

We are in the MARL5G accelerator program held in the Bay area and CSI Innovator program in the New York area. The advisors in the group have wide access to the venture capital investors. Our senior pharmacists have been working in the pharmacy dispensing industry for over 20 years. We are an active member in the APhA, IPhA and CPhA associations in California.

Composition

Our team consists of technology members, ID designers, robotic engineers and business developers.

Market Value Drivers

Structure and Size of the Market

There are approximately 88,000 pharmacies in the United States. The top 25 pharmacy chain stores represent about 38,000 pharmacy locations in the U.S. and employ about 149,000 on-staff pharmacists. The number of pharmacies per-capita varies substantially across counties, ranging from 0 to 13.6 per 10,000 people in 2015.

The pain points of the pharmacy stores are the speed of dispensing, dispensing errors due to human fatigue and distractions, cost management and inventory shortages. AI enhanced robotic automation fits right in the labor intensive pharmacy workflow.

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. The Company has one class of stock with outstanding shares. In making this calculation, we have assumed any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $50,000 in KISS Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.32 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  16.5%
  To complete the software development, 16.5% of the raised funds will be allocated for hiring software engineer contractors to complete the initiated Square terminal API transactions and Servo motor control in the Linux environment. Further software development will be done for iOS app for pharmacist interface.

- *Marketing*
  20.0%
  We are the group members of community pharmacist association, pharmacist career network, pharmacists jobs. We plan to adopt digital marketing strategies and release the contents to these groups having more than 20k, 50k participating members. It's the quickest way to reach the potential customers.

- *Operations*
  50.0%
  The TRL-7 robotic system is built and further development into the TRL-9 robotic system is needed for full deployment. We plan to deploy the TRL-9 robot in 10 pharmacy stores and revenue generation. Further business validation will be achieved.

- *Company Employment*
  10.0%
  We plan to hire two full time software engineers to fine tune and fulfill the complete software design requirement. 1 software engineer will be mainly working on the firmware drivers for BLDC motors in the Linux environment. Another engineer will be a full stack engineer, working on the existing iOS interface and back end database deployment in AWS.

If we raise the over allotment amount of $1,000,000.44, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  20.0%
  To complete the algorithm development, Dr. Narra will assist on the e-prescription and pharmaceutical database development. The dispending data collected from the robotic system will feed into the data analytics for pricing strategy and localized and personalized disease management. Associated with it, the backend data analytics will also help to develop better customer adoption strategy and pricing strategy.

- *Company Employment*
  10.0%
  To fine tune the full software development, 10% of the raised funds will be allocated for hiring software engineers to complete the initiated Square terminal API transactions and Servo motor control in the Linux environment. Further software development will be done for iOS app for pharmacist interface.

- *Operations*
  40.0%
  The TRL-7 robotic system is built and further development into the TRL-9 robotic system is needed for full deployment. We plan to deploy the TRL-9 robot in 20 pharmacy stores and increase revenue generation. Further business validation will be achieved.

- *Marketing*
  20.0%
  White papers, recorded testimonials and detailed use case scenario videos will be created and released in the digital platforms. We will actively work on creating user groups in Linkedin and Facebook. The inter-pharmacy peer involvement will help with the customer conversion and generate impact to the existing industry.

- *Inventory*
  6.5%
  Additional funds will be allocated to build extra replacement parts and more robotic system ready for deployment.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.advanced-robotics.ai (www.advrobotics.net/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/advancedrobotics

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Advanced Robotics Corp.

[See attached]

ADVANCED ROBOTICS CORPORATION

FINANCIAL STATEMENTS
FROM INCEPTION (NOVEMBER 9, 2020) THROUGH MAY 21, 2021

(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Advanced Robotics Corporation
San Gabriel, California

We have reviewed the accompanying financial statements of Advanced Robotics Corporation (the "Company,"), which comprise the balance sheet as of May 21, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the period from Inception (November 9, 2020) to May 21, 2021 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

June 7, 2021
Los Angeles, California

Advanced Robotics Corporation
BALANCE SHEET
(UNAUDITED)

As of		**May 21, 2021**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	6,340
Total current assets		**6,340**
Total assets	**$**	**6,340**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Credit card	$	7,393
Other current liabilities		13
Total current liabilities		**7,406**
Total liabilities		**7,406**
STOCKHOLDERS' EQUITY		
Common Stock		19,860
Retained earnings/(Accumulated Deficit)		(20,926)
Total stockholders' equity		**(1,066)**
Total liabilities and stockholders' equity	**$**	**6,340**

See accompanying notes to financial statements.

Advanced Robotics Corporation
STATEMENTS OF OPERATIONS
(UNAUDITED)

From Inception (November 9, 2020) to		**May 21, 2021**
(USD $ in Dollars)		
Net revenue	$	5,002
Cost of goods sold		-
Gross profit		5,002
Operating expenses		
General and administrative		21,921
Research and development		-
Sales and marketing		4,007
Total operating expenses		25,928
Operating income/(loss)		(20,926)
Interest expense		-
Interest income		-
Other Loss/(Income)		-
Income/(Loss) before provision for income taxes		(20,926)
Provision/(Benefit) for income taxes		-
Net income/(Net Loss)	**$**	**(20,926)**

See accompanying notes to financial statements.

Advanced Robotics Corporation
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

	Common Stock		Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount		
Inception—November 9, 2020	-	$ -	$ -	$ -
Issuance of common shares	3,966	19,860	-	19,860
Net income/(loss)	-	-	(20,926)	(20,926)
Balance—May 21, 2021	**3,966**	**$ 19,860**	**$ (20,926)**	**$ (1,066)**

See accompanying notes to financial statements.

Advanced Robotics Corporation
STATEMENTS OF CASH FLOWS
(UNAUDITED)

From Inception (November 9, 2020) to		May 21, 2021
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	(20,926)
Changes in operating assets and liabilities:		
Credit card		7,393
Other current liabilities		13
Net cash provided/(used) by operating activities		**(13,520)**
CASH FLOW FROM FINANCING ACTIVITIES		
Issuance of common shares		19,860
Net cash provided/(used) by financing activities		**19,860**
Change in cash		6,340
Cash—beginning of year		-
Cash—end of year	**$**	**6,340**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Conversion of debt into equity	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Advanced Robotics Corporation was founded on November 9, 2020 in the state of California. The financial statements of Advanced Robotics Corporation (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Gabriel, California.

Advanced Robotics utilizes robotic systems to deliver medications in pharmacies. The solution is an end-to-end integrated robotic with medical database access, artificial intelligence for patient counseling and robotic arm for medication delivery. Our primary goal is to improve the quality of medical services to create an efficient, hygienic, user-friendly, low-cost and error-free medical environment. We are former coworkers in UBTECH robotics. We have over 20 years accumulated expertise in hardware, software and AI technology in medical robotic systems. The current stage is from prototyping to engineering verification, but to fully accomplish our goal, we are looking for investment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has a fiscal year end of August 15.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of May 21, 2021, the Company determined that no reserve was necessary.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Advanced Robotics Corporation is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the sale of its services.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the period from inception to May 21, 2021 amounted to $4,007, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 7, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Other current liabilities consist of the following items:

As of Year Ended May 21,		2021
Other Current Liabilities consist of:		
Accrued Expenses		13
Total Other Current Liabilities	**$**	**13**

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000 shares of common stock with no par value. As of May 21, 2021, 3,966 shares of common stock have been issued and are outstanding.

5. INCOME TAXES

The provision for income taxes for the year ended May 21, 2021 consists of the following:

As of Year Ended May 21,		2021
Net Operating Loss	$	(5,912)
Valuation Allowance		5,912
Net Provision for income tax	$	-

Significant components of the Company's deferred tax assets and liabilities at May 21, 2021 are as follows:

As of Year Ended May 21,		2021
Net Operating Loss	$	(4,394)
Valuation Allowance		4,394
Total Deferred Tax Asset	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of May 21, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending May 21, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $20,926, and the Company had state net operating loss ("NOL") carryforwards of approximately $20,926. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of May 21, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of May 21, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

6. RELATED PARTY

There are no related party transactions

7. COMMITMENTS AND CONTINGENCIES

Operating Leases

In the COVID period, the Company rented the WeWork offices on a use based rental. Rent expense was in the amount of $434 for the period from inception to May 21, 2021.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of May 21, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from May 21, 2021 through June 7, 2021 the date the financial statements were available to be issued.

On May 26, 2021, the Company amendment to the article of incorporation was filed electronically in California state business site. Article IV of the Articles of Incorporation of this corporation is amended, The Company is authorized to issue 10,000,000 shares of common stock with no par value.

Subsequent to May 21, 2021, the Company issued additional 5,241 shares in return for $14,000 thus bringing total outstanding shares to 9,207.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

9. GOING CONCERN

The Company lacks significant working capital with a net operating loss of $20,926, an operating cash flow loss of $13,520 and liquid assets in cash of $6,340 as of May 21, 2021 and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Advanced Robotics

Exploring New Frontiers of AI



Website | Pasadena, CA | HEALTH TECH | TECHNOLOGY

$0.00 raised	
0 Investors	$2.5M Valuation
$1.18 Price per Share	$100.30 Min. Investment
	Equity Offering Type
$1M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

MISSION: providing an end-to-end robotic system that seamlessly integrates with a patient's electronic health record and uses deep learning methodologies to provide a more accurate, individualized, and efficient experience at the pharmacy. Our primary goal is to improve the quality of care patients receive at the pharmacy and, to create an accurate, low cost, and user-friendly service product for clients.

Reasons to Invest

- Growing market: We are tapping a potential $55B market for onsite medication dispensing and consultation.
- Proven track record: We have developed and manufactured similar products like UV-bot and open shelf delivery robots in the past.
- Knowledgeable team: We have over 20 years of cumulative knowledge in computer hardware, mechatronics, and the retail pharmacy industry.

Source | Source

THE PROBLEM

Pharmacies face dispensary errors

Americans spend more annually on prescription drugs than anyone else in the world, at an average cost of around $1,200 per person. There are 52 million dispensing errors per year in pharmacies with an associated $40B+ cost of the negatively impacted cases, with 7,000 incurred deaths.


52 million
dispense errors per year
Over $40 billion
cost of the negatively impacted cases
7,000
deaths caused

The industry is also facing limited workforce supply and costly personnel training, which drives up operational expenses. There is also a healthcare disparity in the number of pharmacies per-capita across countries, ranging from 0 to 13.6 per 10,000 people in 2015.


In order to reduce errors, staff must be well trained.
But training is costly.

THE SOLUTION

Autonomous robotic systems

We have designed a prototype autonomous robot to deliver medications in pharmacies error-free. The robot is moving in the pharmacy stores on vertical and horizontal scales, it is voice activated and designed to identify patients through facial recognition and dispense the correct prescription. It performs as a pharmacy clerk with a Square POS terminal for credit payments.



**Kaduceo Robotic is a prototype and not currently available on the market.*

Our robots feature:

1. Full integration of medication dosage, medication interaction and patient history database through NDC (national drug code) and patient ID code checking
2. Robotic visual servo for NDC code identification at spot prior to medication dispensing
3. Automated inventory management
4. User friendly interface, AI augmented one-to-one patient consultation to protect patient's privacy


Pharmacist tested.
Pharmacist approved.

**Kaduceo Robotic is a prototype and not currently available on the market.*

Advanced Robotics automates the entire pharmacy process to provide higher-quality care to patients.


ELECTRONIC PRESCRIPTION
INSURANCE
PHARMACEUTICAL DATABASE
PATIENT HEALTH DATABASE

THE MARKET

A $300+ billion industry

The overall revenue in the pharmacy store industry reached $338.2B in 2021. There are approximately 88,000 pharmacies in the United States, the top 25 pharmacy chain stores employ about 149,000 on-staff pharmacists. The labor cost growth rate is expected to be 3.3%.


$319.3 billion
overall pharmacy store industry revenue
88,000
U.S. pharmacies
+3.3%
labor cost growth rate
We are able to reduce the costs of labor with our automated systems, saving pharmacies from wasted time and unnecessary costs.
Our targeted SAM-TAM is between $880M & $55B per year.



**Kaduceo Robotic is a prototype and not currently available on the market.*

OUR TRACTION

Positive feedback from pharmacists

We have filed a pending provisional patent for our robot to secure the priority date through USPTO. The non-provisional portion of the patent has also been filed (Foley & Lardner LLP).


We have a pending non-provisional patent.

**Kaduceo Robotic is a prototype and not currently available on the market.*

There has been great interest in our robots:

- TRL-5 robot: We demonstrated the model to pharmacists and received positive feedback. Four pharmacy stores subscribed for the pilot testing.
- TRL-7 robot: We completed assembly and are actively testing software and hardware integration. We conducted a pilot run in September, 2021.
- We participated in the JSF Healthcare Safety Challenge and won the $5,000 Kicker Prize.

KICKER PRIZE
JHF HEALTHCARE SAFETY CHALLENGE
2021

**Kicker Prize Recipient
2021**

WHY INVEST

Alleviate labor costs associated with the the dispensing of prescriptions

In the pharmacy industry, lots of routine, repeatable, service positions in the medical services are prone to errors. With Advanced Robotics, our AI solution will drive down medical costs and decrease wait times.



Advanced Robotics is
decreasing medical costs, while improving the medical experience.

**Kaduceo Robotic is a prototype and not currently available on the market.*

Submitted DoD Phase I proposals:

NSF | America's SEED FUND SBIR.STTR

Project Pitch: 00033900
Topic Area: SBIR/STTR: Robotics (R)
Invite Date: 4/27/2021
Expiration Date: 4/27/2022

**Project Pitch accepted.
Proposal to be submitted by December.**

AFWERX

USAF AFWERX FX21B-TCSO1-0306

FX21B-TCSO1-0306

DLA L212-007-0097

References:
Economic Impact of medication error: a systematic review
https://onlinelibrary.wiley.com/doi/abs/10.1002/pds.4188

Systematic review and meta-analysis of community pharmacy error rates in the USA: 1993-2015
https://www.ncbi.nlm.nih.gov/pmc/articles/PMC6173242/

Medical Error Reduction and Prevention
https://www.ncbi.nlm.nih.gov/books/NBK499956/

Meet Our Team



Dr. Yuliang Du

CEO & Chairman

Dr. Yuliang Du is the CEO of the company. He has extensive working expertise in class-3 medical devices, airborne SATCOM control and robotic controls.



Dr. Vivek Narra

Sr. Pharmacist

Dr. Vivek Narra is a Sr. Pharmacist and experienced business owner. He had operated independent Pharmacy stores and he has extensive knowledge in the health insurance system and FDA medication system.



Dr. Matthew Keushguerian

Compliance Advisor

Dr. Matthew Keushguerian is a Pharmacy doctor working at UCLA Health. He oversees In-Office Dispensing (IOD) practice and manages compliance. He worked in Target pharmacy stores.



Ken Chen

Secretary, ID Designer, Market Developer

Ken Chen graduated from ArtCenter College of Design at Los Angeles.

Ken's primary occupation is being an industrial design intern at NewDealDesign. He works 10 hours per week for Advanced Robotics Corp.



Dr. Raymond Ma

Robotics Advisor

Dr. Raymond Ma holds a Ph.D. from Yale University. He used to work at NASA JPL and UBTECH Robotics. He has extensive experience in mechatronic designs.

Offering Summary

Company	Advanced Robotics Corp.
Corporate Address	177 E Colorado Blvd, Pasadena, CA 91105
Offering Minimum	$9,999.32
Offering Maximum	$1,000,000.44
Minimum Investment Amount (per investor)	$100.30

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	8,474
Maximum Number of Shares Offered	847,458
Price per Share	$1.18
Pre-Money Valuation	$2,495,700.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives*

Time-Based

Friends and Family Early Birds

Invest within the first 72 hours and receive additional 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive additional 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares.

Amount-Based

$2,000+

First Volume Tier

10% Bonus Shares, Monthly Investor Newsletter, and 10% discount on visual servo robotic arm.

$5,000+

Second Volume Tier

15% Bonus Shares, Monthly Investor Newsletter, and 15% discount on visual servo robotic arm.

$10,000+

Third Volume Tier

20% Bonus Shares, Monthly Investor Newsletter, and 20% discount on visual servo robotic arm.

$20,000+

Fourth Volume Tier

25% Bonus Shares, Monthly Investor Newsletter, and 25% discount on visual servo robotic arm.

**All perks occur when offering is completed.*

The 10% StartEngine Owners' Bonus

Advanced Robotics Corp. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.18 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $118. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company will not incur any irregular use of proceeds.

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Campaign Video

Across the US, there are 52 million pharmaceutical dispensing errors every year. There are financial, well-being and even life-threatening costs associated with these errors. Added to this, patients experience wait times of 2 hours on one hand, and overworked pharmacists struggle to keep up with demand on the other. It's time to change the dynamic.

Advanced Robotics utilizes AI-enhanced robotic systems to automate the medication dispensing services in pharmacies.

Our solution is an end-to-end integrated robotic system, consisting of: patent-pending robotic arm technology equipped with package national drug code checks. It enables automated and error-free delivery direct to patients and automated inventory management and billing in seconds.

Our robotic system integrates electronic prescription, insurance pricing structure, pharmaceutical and patient health databases to automatically screen drug interactions, recalls and allergies.

The system can also perform an AI-augmented 1-on-1 Consultation, using facial recognition. The system integrates Google, Watson online AI engines for speech synthesis, health condition and machine learning.

Advanced Robotics end-to-end autonomous solution significantly reduces patient healthcare cost and wait time, eliminates dispensing errors, can deliver prescriptions directly and hygienically to patients, 24/7. Frees up pharmacists to perform more meaningful work.

Advanced Robotics has established partnerships with the industry-leading institutions to bring the power of AI and robotics into the retail pharmacy market.

Our core team offers a best in class blend of robotics and retail pharmacy expertise.

Advanced Robotics. Exploring new frontiers of AI.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

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Information Regarding Length of Time of Offering

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